SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BESTNET COMMUNICATIONS CORP

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

08659K107

(CUSIP Number)

Anthony Silverman
7305 E. Del Acero Drive
Scottsdale, AZ 85258
(480) 657-7083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [     ]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,606,591

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,606,591

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,606,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

*Based on a total of 29,948,104 shares of Common Stock issued as stated in the Issuer's Proxy Statement dated August 19, 2003

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stanley L. Schloz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 212,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 8,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

*Based on a total of 29,948,104 shares of Common Stock issued as stated in the Issuer's Proxy Statement dated August 19, 2003

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marco Messina

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,600

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 46,600

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

*Based on a total of 29,948,104 shares of Common Stock issued as stated in the Issuer's Proxy Statement dated August 19, 2003

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Bourke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 8,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

*Based on a total of 29,948,104 shares of Common Stock issued as stated in the Issuer's Proxy Statement dated August 19, 2003

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert F. Caylor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,280,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,280,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

*Based on a total of 29,948,104 shares of Common Stock issued as stated in the Issuer's Proxy Statement dated August 19, 2003

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William W. Holdren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 491,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 491,800

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 491,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

*Based on a total of 29,948,104 shares of Common Stock issued as stated in the Issuer's Proxy Statement dated August 19, 2003

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value, (the "Common Stock"), of Best Net Communications Corp, a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 5075 East Cascade Road, SE, Suite K, Grand Rapids, Michigan 49546.

Item 2.	Identity and Background

A. Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, AZ 85258. He is a private investor and financial consultant. He is a citizen of the United States. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

B. Stanley L. Schloz resides at 10060 East Sonoran Vista Circle, Scottsdale, Arizona 85265. He is a private investor. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

C. Marco Messina resides at 11703 North 123rd Way, Scottsdale, AZ 85259. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

D. Richard Bourke resides at 7710 East Vista Drive, Scottsdale, Arizona 85250. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

E. Robert F. Caylor resides at 6711 East Camino Principal, Tucson, Arizona 85715. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

F William W. Holdren has his address at 171 South Anita, Suite 212, Orange, CA 92868. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

A.           Anthony Silverman. Over the seven-month period since the filing of his previous Report on Form 13D, Mr. Silverman purchased an aggregate 1,182,041 shares (net of a total of 199,000 shares sold) of the Common Stock of the Issuer in private placements of securities by the Issuer and in the open market, all with his own funds.

B. Stanley L. Schloz. Purchased all of his shares in the open market, with 200,000 shares having been purchased during March, 2003 at $0.10 per share.
C. Marco Messina. Purchased all of his shares in the open market.
D. Richard Bourke. Purchased all of his shares in the open market.

E.              Robert F. Caylor. Purchased 762,000 shares that were included in 254,000 Units directly from the Issuer in a private transaction during March 2003 for a total cost of $75,000. In addition, more than 60 days prior to the date of this Report he acquired 407,000 in the open market at an average price of $1.00 per share and 111,000 shares directly from the Issuer in a private transaction for a total price of $50,000. Of the 407,000 shares, 3,000 are held by Datawave Management, Inc., an Arizona corporation controlled by and having the same address as Mr. Caylor.

F.              William W. Holdren. Purchased 291,800 shares in the open market more than six months before the date of this Report at an average price of $2.07 per share. Acquired 250,000 shares directly from the Issuer in a private placement during May, 2002 at $0.40 per share. Of the 291,800 shares purchased in the open market, 47,300 are held by W.W. Holdren, Inc., a California corporation having the same address as Mr. Holdren, which is controlled by him.

Item 4.	Purpose of Transaction

A.           Mr. Silverman acquired the Common Stock (including derivate securities) in private placements and in the open market for general investment purposes. He has not yet determined if he will acquire additional shares of the Issuer. He made the subject disposition as gifts to various persons who are not affiliates of the Issuer.

B.             Mr. Schloz acquired 200,000 shares in a private placement and 12,000 shares in the open market for general investment purposes. He has not yet determined if he will acquire additional shares of the Issuer.

C. Mr. Messina acquired the Common Stock in the open market for general investment purposes.
D. Mr. Bourke acquired the Common Stock in the open market for general investment purposes.
E. Mr. Caylor acquired the Common Stock in private placements and in the open market for general investment purposes.
F. Mr. Holdren acquired the Common Stock in a private placement and in the open market for general investment purposes.

Except as described below, the reporting persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

The reporting persons are dissatisfied with the performance of the Issuer and are contemplating entering into discussions and possibly taking other actions with a view to changing the composition of the board of directors to be more representative of the shareholders of the Issuer.

Mr. Silverman is considering the acquisition of certain outstanding promissory notes of the Issuer that are convertible into shares of Common Stock, but no there are no existing agreements with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person is as follows:

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class*
Anthony Silverman	2,606,591	8.7%

Stanley L. Schloz	212,000.7%

Marco Messina	46,600.0155%

Richard Bourke	8,000.0027%

Robert F. Caylor**	1,280,000	5.13%

William W. Holdren***	491,800	1.6%

* Based on 29,948,104 shares of Common Stock issued and outstanding as stated in the Issuer’s Proxy Statement dated August 19, 2003.

** Includes 3,000 shares held by a corporation (named above) controlled by him.

*** Includes 47,300 shares held by a corporation (named above) controlled by him.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D, as follows:

A. Anthony Silverman
(i) During March, 2003 acquired 25,000 shares, valued at $0.10 each, in consideration of services and 3,750 shares, valued at $0.10 each, in consideration of interest due on a promissory note.
(ii) Sold 109,000 shares in the open market during the period November 13, 2002 - February 6, 2003 at prices between $.475 and $.98

(iii)                               Acquired in a private placement on February 25, 2003, a $75,000 promissory note of the Issuer that was convertible into 254,097 Units, such Unit containing 762,291 shares of the Issuer’s Common Stock. That note was converted into that number of shares on April 21, 2003.

(iv) Acquired 80,000 shares in the open market at prices ranging from $.265 to $.57 during the period December 24, 2002 - May 22, 2003.
(v) Sold 90,000 shares during the period June 19, 2003 - August 4, 2003 in the open market at prices between $.51 and $.56.
B. Stanley L. Schloz
Acquired 12,000 shares in the open market at approximately $2.07 per share and 200,000 shares as part of Units in the private placement that is described above with respect to Mr. Silverman.
C. Marco Messina
Acquired 46,600 shares in the open market during 2001 and 2002 at an average price of $1.00 per share.
D. Richard Bourke
Acquired 5000 shares in the open market on March 6, 2002 at $0.777 per share and 3000 shares in the open market on December 18, 2002 at $0.567 per share.
E. Robert F. Caylor
Acquired 629,000 shares in the open market more than six months prior to this Report and 762,000 shares directly from the Issuer in a private placement in March, 2003 at the price set forth above.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The arrangement under which Mr. Silverman acted as financial consultant to the Issuer expired on February 28, 2003.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2003
Date
/s/ Anthony Silverman
Signature
Anthony Silverman
Name/Title

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).